SECURI[illegible]  [illegible]IISSION

13030450

SEC Mail Processing Section MAR 01 2013 Washington DC 405

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| SEC FILE NUMBER |
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| 8-40292 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

| WHITE PLAINS | New York | 10604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6390
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

| 250 West 57th Street Suite 1632 | New York | New York | 10107 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**CLARK DODGE & CO., INC.**
**(SEC I.D. No. 8-40292)**

**Report on Audit of Financial Statements
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2012**

## OATH OR AFFIRMATION

I, Joseph DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public, State of New York
Qualified in New York County
Commission Expires November 21,

Joseph DiMauro, Chief Executive Officer

Sworn and subscribed to before me this 26TH day of FEBRUARY, 2013.

**This report contains (check all applicable boxes):** **Page**

| | | | Page |
|---|---|---|---|
| | | Independent Certified Public Accountants' Report. | 1-2 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 3 |
| ( ) | (c) | Statement of Operations. | |
| ( ) | (d) | Statement of Cash Flows. | |
| ( ) | (e) | Statement of Changes in Stockholder's Equity. | |
| () | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 4-7 |
| ( ) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | |
| () | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| () | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| () | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| () | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report. | 8-9 |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 10-11 |

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Dodge & Co., Inc.

**Report on the Financial Statements**
We have audited the accompanying balance sheet of Clark Dodge & Co., Inc, (the "Company") as of December 31, 2012.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc as of December 31, 2012, The financial statement does not include a statement of operations, members' equity and cash flows for the year then ended and this is a departure from U.S. generally accepted accounting principles.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 15, 2013

**CLARK DODGE & CO., INC.**
**BALANCE SHEET**
**DECEMBER 31, 2012**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 208,150 |
| Due from clearing broker | | 105,360 |
| Due from employees | | 179,090 |
| Prepaid expenses | | 68,900 |
| Other receivable | | 69,280 |
| Securities at market | | 959 |
| Deposit with clearing firm | | 50,000 |
| Property and equipment, net of depreciation of $196,849 | | 40,871 |
| Security deposit | | 10,619 |
| Total Assets | $ | 733,229 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 315,398 |
| Taxes payable | | 1,900 |
| Total Liabilities | | 317,298 |
| Contingencies | | - |
| Stockholder's Equity: | | |
| Common stock | | |
| 100 shares authorized and outstanding; $5 par value | | 500 |
| Additional paid-in capital | | 3,275,979 |
| Accumulated (deficit) | | (2,860,548) |
| Total Stockholder's Equity | | 415,931 |
| Total Liabilities and Stockholder's Equity | $ | 733,229 |

See independent auditors' report and notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Revenues**
The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

**Receivable from Clearing Broker**
Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2012.

**Clearing Deposit**
The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

**Furniture and Fixtures**
Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five and seven years.

**Use of Estimates**

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2012, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

**Income Taxes**

The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $3,400,000, but because there is uncertainty as to their realization. The Company has provided for Franchise fees based on a computation other than income.

**Investment in Securities**

Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

The Company participated in various private placement investment banking transactions, but did not receive shares in these companies as part of their compensation.

## 3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $179,090, mainly as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $169,090. The Company has retained an attorney to bring suit against these representatives to recoup this amount due to the Company on the other nonperformance contractual obligations. Management feels confident in its collection process and has a judgment in excess of $103,000 against one employee and is diligently pursuing the other two employees making up the remaining balance.

## 4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

## 5. DUE FROM AFFILIATE

The Company is a member of a controlled group owned by the sole shareholder of Clark Dodge & Co., Inc. and this shareholder has individual interests as follows:

Clark Dodge Asset Management, LLC Ownership = 70%

The receivable from Clark Dodge Asset Management, LLC was incurred in the normal course of business and consists mainly of funds advanced in behalf of these affiliates. The affiliate is not a broker/dealers and the receivable is expected to be collected by the March 31, 2013.

## 6. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan has been provided by its only shareholder and the sole shareholder has assured the Company of his intent to contribute sufficient amounts of capital to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, investment management and options to its product lines.

## 7. FAIR VALUE

The Company's financial instruments approximate fair value.

## 8. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the term of a lease commencing September 1, 2008 and terminating October 31, 2013 at an annual rent of $ 11,772. The Company entered into a sublease agreement with Clark Dodge Holding, LLC, an affiliated company, whereby the original lease was amended with the landlord on December 28, 2012 who would terminate the original lease on January 31, 2013 and Clark Dodge Holding LLC would be the sole obligor on the lease amendment from February 1, 2013 through October 31, 2020. Clark Dodge Holding LLC, effective February 1, 2013, would sublease the major portion of their lease obligation to Clark Dodge & Co., Inc. The terms of the sublease have not been completed at the date of this report. The lease obligation for February, 2013 in the amount of $11,325.58 was paid by Clark Dodge & Co. Inc.

The master lease amendment provides for monthly increases as follows:

Base Minimum Rent:

| | |
|---|---|
| February 1, 2013 through June 30, 2015 | $11,325.88 per month |
| July 1, 2015 through June 30, 2018 | $11,921.67 per month |
| July 1, 2018 through August 31, 2019 | $12,219.71 per month |
| Sept 1, 2019 through October 31, 2020 | $12,815.79 per month |

The lease also provides for CPI and other miscellaneous escalations.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of
Clark Dodge & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Clark Dodge & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Clark Dodge & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Clark Dodge & Co., Inc.'s management is responsible for the Clark Dodge & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 15, 2013

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
February 15, 2013